UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            PEASE OIL AND GAS COMPANY
                            -------------------------
                              a Nevada corporation
                                (Name of Issuer)

                                  Common Stock
                           ---------------------------
                         (Title of Class of Securities)

                                   705019 40 4
                                 ---------------
                                 (CUSIP Number)

                                Patrick J. Duncan
                          751 Horizon Court, Suite 203
                         Grand Junction, Colorado 81506
                                 (970) 245-5917
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 27, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 705019 40 4       SCHEDULE 13D                             Page 2 of 5


================================================================================

1    NAME OF REPORTING PERSON
       Patrick J. Duncan
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ] Yes
                                                                     (b) [X]  No
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                         [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER
        SHARES                         151,564 Shares
--------------------------------------------------------------------------------
     BENEFICIALLY         8       SHARED VOTING POWER
       OWNED BY                          0
--------------------------------------------------------------------------------
         EACH             9       SOLE DISPOSITIVE POWER
       REPORTING                       151,564 Shares
--------------------------------------------------------------------------------
        PERSON            10      SHARED DISPOSITIVE POWER
         WITH                            0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       151,564 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES *
                                                                           [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       8.06
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
       IN
================================================================================

CUSIP No. 705019 40 4       SCHEDULE 13D                             Page 3 of 5

ITEM 1. SECURITY & ISSUER

   Class:     $0.10 Par Value Common Stock ("Shares")

   Issuer:    Pease Oil and Gas Company
              751 Horizon Court, Suite 203
              Grand Junction, Colorado 81506


ITEM 2. IDENTITY & BACKGROUND OF REPORTING PERSON

   (a) Name:             Patrick J. Duncan ("Reporting Person")

   (b) Address:          751 Horizon Court, Suite 203
                         Grand Junction, Colorado 81506

   (c) Occupation:       President and Chief Financial Officer of Issuer

   (d) Convictions:      Reporting Person has not been convicted in any criminal
                         proceeding during the last five years.

   (e) Civil  actions:   Reporting  Person is not  subject to a judgment, decree
                         or final order enjoining or prohibiting or mandadating activities subject to federal or state securities laws.

   (f) Citizenship:      USA


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     No funds or other consideration was used by Reporting Person in acquiring the Shares. See Item 4.

ITEM 4: PURPOSE OF TRANSACTION

     150,000 of Issuer's Shares were issued to Reporting Person as contingent and incentive compensation. The securities issued are subject to forfeiture if the Reporting Person terminates his employment with the Issuer under certain circumstances before November 1, 2001.

     (a) The Issuer als0 issued to the Reporting Person Common Stock Purchase Warrants which would entitle the Reporting Person to purchase up to a total of 600,000 Shares of the Issuer's common stock at a purchase price of $0.50 per Share under the following circumstances. A warrant to purchase up to 300,000 Shares could be exercised by Reporting Person at the earlier of: (1) December 31, 2004 or (2) if the Issuer's reported closing price for its common stock in the public market is at least $1.50 per Share for at least 80% of trading days in any consecutive 30 day period before December 31, 2005, the expiration date, or if the Issuer completes a reorganization or merger transaction, or a sale of substantially all of its assets, and the reasonable or deemed value received by common stockholders is to be at least $1.50 per Share. These warrants are not presently exercisasble.

          A warrant to purchase up to 300,000 Shares could be exercised by Reporting Person at the earlier of: (1) December 31, 2004 or (2) if the Issuer's reported closing price for its common stock in the public market is at least $2.00 per Share for at least 80% of trading days in any consecutive 90 day period before December 31, 2005, the expiration date, or if the Issuer completes a reorganization or merger transaction, or a sale of substantially all of its assets, and the reasonable or deemed value received by common stockholders is to be at least $1.50 per Share. These warrants are not presently exercisable.

     (b)-(j) Not applicable.

CUSIP No. 705019 40 4      SCHEDULE 13D                              Page 4 of 5


ITEM 5: INTEREST IN SECURITIES OF ISSUER.

     After completing the transactions described in Item 4, Reporting Person:

     (a) The Reporting Person beneficially owns 151,564 Shares, which constitutes 8.06% of Issuer's Shares outstanding after issuance of the 150,000 to Reporting Person. If the warrants described in Item 4(a) above become exercisable as described therein, Reporting Person will have the right to acquire up to an additional 600,000 Shares.

     (b) Reporting Person has the power to vote, dispose or direct the disposition of all Shares owned by Reporting Person.

     (c) Reporting Person has not, except for the receipt of the Shares described in this report, had any transactions in securities of the Issuer.

     (d) No person other than Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Reporting Person.

     (e)  Not applicable.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Under an Employment Agreement between Reporting Person and the Issuer, the 150,000 Shares are subject to forfeiture by Reporting Person in the event that Reporting Person terminates employment by the Issuer under certain circumstances before November 1, 2001. The Reporting Person has no other contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7: MATERIALS TO BE FILED AS EXHIBITS.

     None.

CUSIP No. 705019 40 4      SCHEDULE 13D                              Page 5 of 5



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 6, 2000                                /s/ Patrick J. Duncan
                                                --------------------------------
                                                Patrick J. Duncan